Exhibit 99.1

TO THE SHAREHOLDERS OF ICON ENERGY CORP.

February 28, 2025

Enclosed is a Notice of the 2025 Annual Meeting of Shareholders (the “Meeting”) of Icon Energy Corp. (the “Company”), which will be held at the Company’s executive offices at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece on March 17, 2025 at 11:00 a.m. local time, the Company’s Proxy Statement, and related materials.

At the Meeting, holders of the Company’s Common Shares and Series B Perpetual Preferred Shares (together, the “Shares”) will consider and vote upon the following proposals:

1.	To elect Spiros Vellas as a Class I Director to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”);

3.
To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued Common Shares at a ratio of not less than one-for-two and not more than one-for-500 and in the aggregate at a ratio of not more than one-for-500, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split or splits by filing one or more amendments to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (the “Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of Shares entitled to vote in the election; (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting; and (3) adoption of Proposal Three requires the affirmative vote of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.

To constitute a quorum, there must be present, either in person or by proxy, holders of Shares representing at least one-third of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, holders of Shares representing a majority of the voting power of the Shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your Shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON FEBRUARY 28, 2025.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Ismini Panagiotidi
Ismini Panagiotidi
Chief Executive Officer

ICON ENERGY CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY given that the 2025 annual meeting (the “Meeting”) of the holders of Common Shares and Series B Perpetual Preferred Shares (together, the “Shares”) of Icon Energy Corp. (the “Company”) will be held at the Company’s administrative office at its executive offices at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece on March 17, 2025 at 11:00 a.m. local time for the following purposes, which are more completely set forth in the accompanying Proxy Statement:

1.	To elect Spiros Vellas as a Class I Director to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”);

3.
To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued Common Shares at a ratio of not less than one-for-two and not more than one-for-500 and in the aggregate at a ratio of not more than one-for-500, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split or splits by filing one or more amendments to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (the “Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on February 28, 2025 as the record date for the determination of the shareholders entitled to receive this notice and to vote at the Meeting or any adjournment thereof.

Holders of Shares representing at least one-third of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for purposes of the Meeting. If less than a quorum is present, holders of Shares representing a majority of the voting power of the Shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON FEBRUARY 28, 2025.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Kalliopi Kyriakakou
Kalliopi Kyriakakou
Secretary

February 28, 2025

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 17, 2025

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Icon Energy Corp., a Marshall Islands corporation (the “Company”), for use at the 2025 Annual Meeting of holders of Common Shares and Series B Perpetual Preferred Shares of the Company (together, the “Shareholders”) to be held at the Company’s executive offices at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece on March 17, 2025 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting beginning on or about February 28, 2025.

Voting Rights and Outstanding Shares

On February 28, 2025 (the “Record Date”), the Company had issued and outstanding approximately 28,887,463 Common Shares, par value $0.001 per share and 1,500,000 Series B Perpetual Preferred Shares, par value $0.001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 1,000 votes for each Preferred Share then held. Each Preferred Share counts for 1,000 votes for purposes of determining quorum at the Meeting. All issued and outstanding Preferred Shares are held by our Chairwoman and Chief Executive Officer, Ismini Panagiotidi, and as a result Mrs. Panagiotidi will control approximately 98.12% of the votes eligible to be cast on the proposals considered at the Meeting.

All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such Shares on February 28, 2025.

To constitute a quorum, there must be present, either in person or by proxy, Shareholders representing at least one-third of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.

The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “ICON”.

Revocability of Proxies

A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing at the Company’s executive offices at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Shares should speak to their brokers, banks or other nominees in whose custody their Shares are held for additional information.

Effect of Abstentions

An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved. Abstentions will have the effect of voting AGAINST Proposal Three.

Solicitation

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has three directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified. The term of the Company’s Class I Director expires at the Meeting.

The Board has nominated Spiros Vellas, currently a Class I Director whose term expires at the Meeting or whenever his successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops the nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Company’s Board

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position

Spiros Vellas	44	Class I Director

Spiros Vellas. Mr. Spiros Vellas has served as a director since our initial public offering in July 2024. Mr. Vellas has over two decades of experience in corporate finance and investment banking. Since 2015 he has been focused on maritime finance and advisory from his capacity as Head of Corporate Finance of Eurofin Group, a global maritime finance specialist, gaining exposure across international shipping markets and sectors. Mr. Vellas started his career in project finance working for a project management company and moved to the corporate side, involved in the IPO and investor relations of a company in the TMT sector. Mr. Vellas has worked for Greek lender Eurobank, on various risk management projects and loan securitization projects for business loans and in investment banking and private equity within Lead Finance, a corporate finance advisory and PE firm based out of Athens and New York, active in buy-side and sell-side M&A, capital placement and turnaround investments. Prior to his current position, he was employed by Clayton, a credit analytics and consulting firm based out of the UK. His role was focused on managing projects for international financial institutions and funds for transactions related to performing and nonperforming loans. Mr. Vellas holds a master’s degree in Finance & Economics from London School of Economics (LSE), and a bachelor’s degree in Economics from LSE.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the Shareholders entitled to vote in the election.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF ONE OR MORE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS OF THE COMPANY’S ISSUED COMMON SHARES

General

          The Board has approved, and is hereby soliciting shareholder approval of, one or more amendments to the Company’s Amended and Restated Articles of Incorporation, in substantially the form attached hereto as Exhibit A, to effect one or more reverse stock splits of the Company’s issued Common Shares at a ratio of not less than 1-for-two and not more than one-for-500 individually, and not more than one-for-500 in the aggregate (each, an “Amendment”). A vote FOR Proposal Three will constitute approval of one or more Amendments, providing for the combination, except as explained below with respect to fractional shares, of any number of the Company’s issued Common Shares between and including two and 500 into one Common Share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement any reverse stock split or splits and, if so, to select, for each reverse stock split, which of the approved exchange ratios within this range will be implemented. If the Shareholders approve the Proposal, the Board, or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select such approved reverse stock split ratio or ratios and effect one or more approved reverse stock splits by filing one or more Amendments with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Proposal. The Amendment will not change the number of authorized shares that the Company may issue or the par value of the Common Shares.

The Board believes that the Shareholders’ approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with the required flexibility to achieve the purposes of any reverse stock split. If the Shareholders approve the Proposal, any reverse stock split will be effected, if at all, only upon a determination by the Board that such reverse stock split is in the Company’s and the Shareholders’ best interests at that time. In connection with any determination to effect any reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the abovementioned range. These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Amendment that will effect the reverse stock split will be, by its terms, effective as of the business day after filing with the Registrar of Corporations of the Republic of the Marshall Islands, or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine. The proposed Amendment to Article Two of the Company’s Amended and Restated Articles of Incorporation will be substantially in the form attached to this Proxy Statement as Exhibit A.

The Board reserves its right to elect not to proceed with, and abandon, the reverse stock splits contemplated in this Proposal if it determines, in its sole discretion, that implementing this Proposal is not in the best interests of the Company and its Shareholders.

Purpose and Background of the Reverse Split

The purpose of any reverse stock split is to increase, if deemed advisable by the Board, the per share trading price of the Common Shares by consolidating the number of outstanding Common Shares. The Board believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, the Company believes that effecting a reverse stock split will help to ensure compliance with the bid price requirements to maintain the listing of the Company’s Common Shares on the Nasdaq Capital Market (“Nasdaq”).

The Company and the Board believe that maintaining the listing of the Common Shares on Nasdaq is in the best interest of the Company and its shareholders and therefore proposes to undertake one or more reverse stock splits to cause the Common Shares to remain trading in compliance with Nasdaq’s bid price requirements , if and when needed.

The Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.

Lastly, Nasdaq has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Common Shares have a minimum bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under Nasdaq rules, the Company would have to regain compliance during the applicable grace period. Since January 23, 2025, the closing bid price of the Company’s common stock has been below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq. If the Company’s common stock is below the minimum $1.00 per share bid price requirement for continued listing for 30 consecutive business day, or until March 6, 2025, the Company will not be in compliance with Nasdaq Listing Rule 5550(a)(2) and will receive a written notification from Nasdaq. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days from such notification. A second grace period of 180 days may be granted by Nasdaq. If the Company is afforded the second 180-day compliance period but fails to regain compliance during that period, Nasdaq will issue a Delisting Determination letter under Rule 5810 and the Company’s Common Shares will be suspended from trading on Nasdaq during the pendency of the Nasdaq Listing Qualifications Hearings Panel’s review. The Company believes that by effecting a reverse stock split, it will help stabilize the price of the Common Shares to maintain compliance with the listing requirement.

As of the date of this Proxy Statement, the Company has NOT received a deficiency notice from the Staff at Nasdaq.

In addition, if the Company has a closing bid price of $0.10 or less for a period of 10 consecutive trading days, Nasdaq would also issue a Delisting Determination letter. In the event of receiving a Delisting Determination letter, the Company may appeal Nasdaq’s determination to delist its Common Shares. There can be no assurance that Nasdaq would grant the Company’s request for continued listing subsequent to any delisting notification.

The Board intends to effect any proposed reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of such reverse stock split or splits is determined by the Board to be in the best interests of the Company and its Shareholders. There can be no assurance that any reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Common Shares immediately after any reverse stock split, if implemented, will increase proportionately with the reverse stock split ratio, or that any increase will be sustained for any period of time.

Procedure for Exchange of Common Stock Certificates

As soon as practicable after the effective date of any reverse stock split, the shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how the shareholders holding Common Shares should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder holding Common Shares until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS HOLDING COMMON SHARES SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding Common Shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder holding Common Shares is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of Common Shares held following the reverse stock split.

Upon any reverse stock split, the Company intends to treat Common Shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders of Common Shares for processing the reverse stock split and making payment for fractional shares. If shareholders of Common Shares hold shares with a bank, broker or other nominee and have any questions in this regard, they are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with any reverse stock split. Shareholders of record, holding Common Shares, who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the Shareholder would otherwise be entitled multiplied by the closing price of the Common Shares on Nasdaq on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote. Approval of Proposal Three requires the affirmative vote of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.

Effect of abstentions. Abstentions will have the effect of a vote AGAINST approval of the Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OR SPLITS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Kalliopi Kyriakakou
Kalliopi Kyriakakou
Secretary

February 28, 2025

EXHIBIT A

If Proposal Three is adopted by the affirmative vote of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting, the Board may, in its discretion, implement one or more reverse stock splits in accordance with Proposal Three by filing one or more amendments to Article Two of the Company’s Amended and Restated Articles of Incorporation to include the following language in order to give effect to such reverse stock split or splits of the Company’s Common Shares.

“Effective with the commencement of business on [___________] [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Company has effected a one-for-[whole number up to 500 to be determined at the discretion of the Board] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the par value of the common stock. The stated capital of the Company is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of the reduction in stated capital shall be allocated to surplus.”

ICON ENERGY CORP. C/O PAVIMAR SHIPPING CO. 17TH KM NATIONAL ROAD ATHENS-LAMIA & FOINIKOS STR. 14564, NEA KIFISSIA ATHENS, GREECE SCAN TO VIEW MATERIALS & VOTE  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERYOF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V64643-P29566 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY ICON ENERGY CORP. The Board of Directors recommends you vote FOR the following proposals: For Withhold 1. To elect Spiros Vellas as a Class I Director to serve until the 2028 Annual Meeting of Stockholders. ! ! For Against Abstain 2. To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2025. ! ! ! 3. To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares at a ratio of not less than one-for-two and not more than 1-for-500 and in the aggregate at a ratio of not more than 1-for-500, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split or splits by filing one or more amendments to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval. ! ! ! 4. To transact such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V64644-P29566 ICON ENERGY CORP. Annual Meeting of Stockholders March 17, 2025 11:00 a.m. local time (in Athens, Greece) This proxy is solicited by the Board of Directors The stockholder(s) hereby appoint(s) Ismini Panagiotidi and Dennis Psachos or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares and Series B Perpetual Preferred Shares of ICON ENERGY CORP. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholder(s) to be held at 11:00 a.m. local time (in Athens, Greece) at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no choice is specified, the proxy will be voted “FOR” the election of the nominee for director in Proposal 1 and “FOR” Proposals 2 and 3, and at the discretion of the proxy holders on any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof. Continued and to be signed on reverse side